For Immediate Release
Investor Contacts:
KCSA Strategic Communications
Jeffrey Goldberger / Yemi Rose
+1 212.896.1249 / +1 212.896.1233
jgoldberger@kcsa.com / yrose@kcsa.com

Cascal N.V. Provides Preliminary Guidance for Fiscal 2009

Provides Update on Select Current and Prospective Projects

London, U.K., April 23, 2008 - Cascal N.V. (NYSE: HOO), a leading provider of water and wastewater services to three million people in seven countries, today provided preliminary guidance for its fiscal year ending March 31, 2009, as well as an update on select current and prospective projects.

Fiscal Year 2009 Guidance

Cascal expects revenue of $179 to $184 million for fiscal year 2009, representing an increase of approximately 13 percent compared to anticipated revenue for fiscal year 2008. At constant exchange rates, revenue from continuing operations is expected to increase by 17 to 20 percent, of which approximately half is expected to be organic growth, with the other half arising from the part-year contributions from new projects (see below). The Company expects EBITDA of $68 to $71 million for fiscal year 2009, representing an increase of approximately 13 percent compared to anticipated EBITDA for fiscal year 2008.

Cascal Chief Executive Officer, Stephane Richer, noted, “The nature and length of our contracts provides us with great visibility into our future results. In addition to strong organic growth, we expect to increase the size of our customer base by signing new contracts that are currently in different stages of due diligence and negotiations.”

Panama

During the Company’s third quarter conference call, Cascal indicated that its wholly-owned local subsidiary had received a letter from its client in Panama, initiating a process to invoke the contractual provision for an early termination with compensation. The parties have not yet met to discuss the matter, pending the completion of the local audited accounts. The client has continued to not pay the incremental revenue arising from the rate indexation and therefore, the Company’s local subsidiary has initiated a process of dispute resolution. Under the contract, this process includes direct negotiations, followed by expert resolution or arbitration.

Richer added, “Our experience in developing nations is extensive, and, while sometimes challenging, our track-record proves that we have been able to successfully navigate issues that may arise. For the entirety of the relationship, we have operated in good faith and in strict compliance with the terms of the contract. We remain confident that we will reach a satisfactory conclusion.”

New projects

As previously announced, Cascal’s China Water subsidiary was awarded the right to acquire a 49 percent stake in an equity joint venture to deliver water services to a population of approximately 600,000 in Yancheng City, China. This project is currently completing the regulatory approval process. To date, Cascal has delivered 50 percent of the equity required and expects to deliver the final payment and complete the transaction in the near term. The Company is also engaged in negotiations to complete another project in China, which it expects to close in the second half of calendar 2008. Finally, Cascal has made significant progress in its exclusive negotiations to complete a new Chilean project. This project, which will complement the Company’s existing operations in Chile, is expected to close in the second half of calendar 2008.

About Cascal N.V

Cascal provides water and wastewater services to its customers in seven countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama and The Philippines. Cascal's customers are predominantly homes and businesses representing a total population of approximately three million.

Forward-looking statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Prospectus for our initial public offering. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.

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